

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

October 22, 2009

Dirk L. Benschop
Teleconnect Inc.
Oude Vest 4
Breda
The Netherlands 4811 HT

> **Re:** **Teleconnect Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 28, 2009**
> **Annual Report on Form 10-K for the Fiscal Years Ended September 30, 2007**
> **and September 30, 2008**
> **Filed June 18, 2009 and August 14, 2009**
> **Quarterly Reports on Form 10-Q for the Quarterly Periods Ended December**
> **31, 2008, March 31, 2009 and June 30, 2009**
> **Filed September 23, 2009, October 5, 2009 and October 14, 2009**
> **File No. 000-30611**

Dear Mr. Benschop:

We have limited our review of your filings to the matters set forth in the comments
below. Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to prior comment 1 from our letter dated April 14, 2009. We note that you have recently filed your Annual Reports on Form 10-K for the years ended September 30, 2007 and 2008 and your Quarterly Reports on Form 10-Q for the Quarterly Periods ended December 31, 2008, March 31, 2009 and June 30, 2009.

        We note that in each of the above filings, you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications in your amended filings to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please conform your certifications throughout to conform to the language in Item 601(31)(i) of Regulation S-K.

        Please amend each of these filings to include the proper certifications.

2.   In your amended Forms 10-K, please revise Item 9(A)T to state clearly management's assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year and state clearly whether your internal control over financial reporting is effective. See Item 308T of Regulation S-K.

3.   We note your response to prior comment 2 from our letter dated April 14, 2009. Please revise your proxy statement to comply with all applicable requirements of Schedule 14A. We note that you have not provided the information required by Item 3 regarding appraisal rights or the information required by Item 21 regarding the vote required for approval of the transactions. These are merely examples.

                                        *   *   *

        As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Adviser, at 202-551-3273, or me, at 202-551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Stephen Zrenda, Esq.
        Via facsimile: (405) 721-7310